File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)



DIAMYD® DIABETES VACCINE EFFECTIVE FOR AT LEAST 21 MONTHS

Press Release, Stockholm, Sweden, September 26, 2007 – Diamyd Medical AB **(www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today that the statistically significant protective effect of the experimental Diamyd® vaccine on insulin secretion in type 1 diabetes patients remains still 21 months after the first injection.

These results are presented today at the annual International Society for Pediatric and Adolescent Diabetes (ISPAD) meeting in Berlin by Professor Johnny Ludvigsson, Linkoping University, Sweden. Professor Ludvigsson is the Principal Investigator for a Phase IIb study with the Diamyd® therapeutic diabetes vaccine comprising 70 children with recent onset type 1 diabetes.

As previously reported, the 15-month results from this Diamyd® study demonstrated that the Diamyd® treated group of 35 type 1 diabetes patients experienced on average only half the decline in meal stimulated insulin secretion, as measured by C-peptide, compared to the placebo treated group. The statistically significant difference between treatment groups remains at 21 months ($p=0.02$), even though both groups continued to decline in stimulated insulin secretion. The protective effect remains most pronounced in patients treated shortly after diagnosis.

"These are amazing results", says Professor Ludvigsson. "Only two injections with the Diamyd® vaccine show lasting effects on insulin secretion still after 21 months. This is clinically important as it helps the children to better control their disease and reduce long-term complications. It is also extremely promising that the drug itself is very easy to administer and well tolerated. In my view, there is no doubt that Diamyd® has a protective effect on residual insulin secretion."

As in all previously reported clinical studies with Diamyd®, no serious adverse events associated with the therapy were observed during the 21-month follow up. Final 30-month results are planned to be reported during the first quarter of 2008.

In a separate presentation at ISPAD, Professor Ludvigsson also reiterated his and his team's previously reported immunological findings from the same study.

"These are also very exciting results", says Professor Ludvigsson. "Still 15 months after treatment there is a highly statistically significant immunological difference ($p<0.0001$) between patients treated with Diamyd® and placebo. This demonstrates that Diamyd® vaccination has a lasting and specific effect on the immune system which may be the reason for the protective effect seen on beta cell function."



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As previously reported, Diamyd Medical is conducting partnership discussions while simultaneously preparing its international Phase III program. In addition, NIDDK and TrialNet are planning to conduct a separate trial with the experimental Diamyd® vaccine to further investigate the correlation between the clinical and immunological outcomes of Diamyd® treatment.

About Diamyd Medical
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned to be initiated this year. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office
Anders Essen-Möller
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
+1 412 770 1310
Michael.Christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

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